# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BellRing Brands, Inc., CIK 0001772016
CUSIP: 07831C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 N Brentwood Blvd, Suite 1550, St. Louis, Missouri (MO), 63105
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,767,956; sole dispositive power 0; shared dispositive power 5,837,922; aggregate amount beneficially owned 5,837,922 (5% of the class)

## Item 1. Issuer
Name of issuer: BellRing Brands, Inc.
Address of issuer's principal executive offices: 1 N Brentwood Blvd., Suite 1550, St. Louis, Missouri 63105

## Item 2. Person Filing
Name of person filing: Ameriprise Financial, Inc. ("AFI")
Address of principal business office or, if none, residence: 145 Ameriprise Financial Center, Minneapolis, MN 55474
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to the reporting person.
AFI disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (08/14/2026)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer
Global Operations and Investor Services
Telephone: 617-385-9593